FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	GLOBEX UTILIDADES S.A.
Publicly-held Company	Publicly-held Company
Corporate Taxpayer’s ID	Corporate Taxpayer’s ID
(CNPJ/MF) 47.508.411/0001-56	(CNPJ/MF) 33.041.260/0652-90

MATERIAL FACT

The Managements of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“CBD”) and GLOBEX UTILIDADES S.A. (“GLOBEX”), pursuant to CVM Rule 358/02, and as a supplement to information purpose of the Material Events published by CBD and GLOBEX on June 8, 2009, herein inform their shareholders and the market in general that, on this date, in pursuant to the Share Purchase Agreement executed on June 7, 2009, between Mandala Empreendimentos e Participações S.A. (“CBD Subsidiary”), and the controlling shareholders (“Controlling Shareholders”) of GLOBEX, CBD Subsidiary acquired 73,429,519 non-par registered common shares issued by GLOBEX held by the Controlling Shareholders and representing 59.3109% of the total and voting capital stock of GLOBEX. The remaining 13,533,446 registered common shares with no par value issued by GLOBEX, held by the Controlling Shareholders and corresponding to 10.9313% of the total voting capital of GLOBEX will be transferred to CBD Subsidiary within a period of 45 days.

São Paulo, July 7, 2009

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	GLOBEX UTILIDADES S.A.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 07, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.